FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **March 2007**
Commission File Number

INTERNATIONAL ROYALTY CORPORATION
(Translation of registrant's name into English)

10 Inverness Drive East, Suite 104
Englewood, CO 80112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ___   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
    Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____
    Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ___   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 _____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL ROYALTY CORPORATION

By: /s/ Douglas B. Silver

Date: March 13, 2007

Douglas B. Silver
Chief Executive Officer

EXHIBIT INDEX

99.1   Press Release dated March 13, 2007.



AMEX: ROY **NR 07-08**
TSX: IRC **March 13, 2007**

INTERNATIONAL ROYALTY COMPLETES ACQUISITION OF ENERGY-RELATED SAND ROYALTY

DENVER, COLORADO – March 13, 2007 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company"or "IRC") is pleased to report that on March 9, 2007 the Company completed the acquisition of a royalty (the "Royalty") on the Legacy Sand Project in Nance County, Nebraska for US$12.0 million. The Royalty is expected to generate annual revenues to IRC of US$2.4 million for the first 12 years. After year 12, Legacy will pay a 2.0% gross royalty on all production with no tonnage or price cap.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia . IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY).

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

For further information please contact:
Jack Perkins, Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.
Christine Stewart : cstewart@renmarkfinancial.com
Tel.: (514) 939-3989
www.renmarkfinancial.com

Some of the statements contained in this release are forward-looking statements, such as IRC's expectation that the Legacy Sand Project will produce at least 500,000 tons of sand on an annual basis, demand for high quality sands, IRC's annual royalty revenues, and the timing of the first quarterly royalty payments. Actual results and developments may differ materially from those contemplated by such forward-looking statements. There can be no assurance that forward-

looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on any forward-looking statements.

Material Assumptions:
- Contracts to sell the sand are successfully arranged.
- The operator can produce the necessary materials at the design and delivery specifications.
- The operator will perform as designed, and according to the schedule reviewed during due diligence.